Exhibit 99.1

Yingli Green Energy Comments on the European Commission’s Decision to Impose Preliminary Anti-Dumping Duties on Chinese Solar Products

Baoding, China, June 5, 2013_Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar”, today commented on the imposition of preliminary anti-dumping duties by the European Commission targeting solar products originating in China as well as those shipped from China. As of June 6, Yingli Green Energy’s products will be subject to a preliminary duty of 11.8% until August 5. From August 6 until the final ruling in December, the Company’s duty will be set at the level of 37.3%, which is the lowest rate among all Chinese photovoltaic manufacturers, unless there is a negotiated solution between China and the European Commission.

Under the current European Commission decision, duties would have to be deposited not only on imports of solar products originating in China but also on imports of solar products originating in other countries but shipped from China. When the anti-dumping investigation was initiated, it was defined to target Chinese-origin solar products only.

“We notice with regret that the European Commission insists on imposing preliminary anti-dumping duties on Chinese solar products despite massive opposition from EU member states,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Punitive tariffs — no matter at what level — will inevitably lead to higher prices for solar products causing at least the stagnation of the solar industry in Europe. We therefore encourage the prompt resumption of talks between China and the European Commission.”

“Yingli Green Energy supports a market-based negotiated solution for this situation as proposed by several European leaders. A negotiated settlement will help to alleviate the current market uncertainty, ensuring European consumers’ access to affordable green energy by at the same time sustaining local jobs”, said Darren Thompson, Managing Director, Yingli Green Energy International AG.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Yingli Green Energy currently maintains a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-5915812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6151

Email: rebecca.jarschel@yinglisolar.ch